SUMMARY
PULACAYO JOINT VENTURE AGREEMENT
  PULACAYO LTDA. / ASC BOLIVIA LDC (SUCURSAL BOLIVIA) JOINT VENTURE AGREEMENT.

  The Pulacayo Ltda. Mining Cooperative and ASC BOLIVIA LDC (Sucursal Bolivia) have executed a Joint Venture Agreement (Contrato de Riesgo Compartido) according to the “Testimonio” No. 116/2002 dated 07/30/2002 granted by Public Notary from La Paz No. 003 (Nelly Alfaro de Maldonado). The Testimonio was registered before Mining Registry under the No. PT-197 File No. 144 dated 08/02/2002, and finally registered before the Potosí Real State Office under the Partida No. 62-27 File No. 54vta.– 24 Book No. 8-49, dated 08/12/2002.

  COMIBOL’s Board trough Board’s Resolution No. 2594/2002 dated July 25th 2002 has authorized the execution of the Joint Venture Agreement.

  The Joint Venture Agreement only includes the Pulacayo Group of mining concessions: Pulacayo (1,031 hectares), Porvenir (1,099), Huanchaca (460 hectares), Galería General (76 hectares), Roschild (3 hectares), Temeridad (10 hectares) and Real del Monte (24 hectares).

  The term of the Joint Venture Agreement is 23 years starting July 30th, 2002. The first five years are for exploration period.

  The Joint Venture Agreement could be terminated at any time if results from exploration are not satisfactory to ASC Bolivia LDC.

  ASC Bolivia LDC is committed to pay to COMIBOL US$1,000 during the exploration period, until the project starts commercial production.

  During the commercial production or mining stage ASC Bolivia LDC will pay to COMIBOL the equivalent of 2.5% of the Net Smelter Return (NSR) and 1.5% of the Net Smelter Return (NSR) to the Pulacayo Cooperative.

  The First Stage of Exploration implies the investment of US$500,000 or at least a minimum of US$300,000 during the first six to eight months.

  As defined on the clause 21 of the Joint Venture Agreement, a third party could be integrated to the Joint Venture under permission of COMIBOL’s Board.